

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2017

Martin Francisco Antranik Eurnekian
Chief Executive Officer
Corporación América Airports S.A.
4, rue de la Grêve
L-1643, Luxembourg

Re: **Corporación América Airports S.A.**
      Amendment No. 1 to
      Draft Registration Statement on Form F-1
      Submitted November 20, 2017
      CIK No. 0001717393

Dear Mr. Eurnekian:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 24

Peru, page 48

Construction and Improvement works performed at our AAP Airports, page 48

1. We note your response to our prior comment 6 and request clarification as to your statement that AAP is "subject to a separate and distinct legal regime than the concession agreement which was awarded in connection with the Chinchero Cusco International Airport." We note that the concession agreements differ, but please explain the separate and distinct legal regimes that apply to the AAP's concession agreement with Peru and Kuntur Wasi's concession agreement with Peru.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72</u>

<u>Liquidity and Capital Resources, page 104</u>

<u>Cash Flows, page 106</u>

2. The discussion of operating activities for the interim and annual periods appears to focus on how the amount was derived in each period rather than provide a comparative analysis of why the amounts materially differ. For example, your analysis should be why net cash provided by operating activities from continuing operations decreased by $82.1 million between the nine months ended September 30, 2017 and 2016 and increased by $129.2 million between the years ended 2016 and 2015. In this regard, the analysis should address the significant drivers underlying the changes and how they impact operating cash and avoid references to non-cash items. Refer to section III.D of Release No. 33-6835 and section IV.B.1 of Release No. 33-8350 for guidance.

<u>Business, page 117</u>

<u>Our Airports by Country in Which we Operate, page 117</u>

<u>Argentina, page 117</u>

3. We note your revised disclosure on page 119 that states that the fair market value of each common share of AA2000 may be determined by the average traded value of the shares on the Buenos Aires Stock Exchange during the five trading days prior to the notice of conversion delivered by the Argentine Government to AA2000. Please disclose your current plans regarding the listing of AA2000's common stock on the Buenos Aires Stock Exchange.

4. We note your response to our prior comment 12. Please disclose the number of AA2000's preferred shares that are outstanding. In addition, please further clarify how the number of shares issuable upon conversion of the preferred shares will be calculated with reference to the fair market value of each common share. For example, please disclose the conversion ratio of the preferred shares into common shares. We also note your disclosure on page 154 that the Argentine Government will be able to convert all of the preferred shares into common shares of AA2000 "with a nominal value of one peso each." Please clarify whether such nominal value impacts the conversion ratio.

Legal Proceedings, page 130

Brazilian Proceedings, page 132

Administrative Proceedings before the Brazilian ANAC, page 132

5. We note your response to our prior comment 16 that the ICAB and ICASGA are not
    relying on the recovery of the funds addressed in this section and that the failure to
    recover the funds would not affect the current liquidity of these subsidiaries. However,
    we note that the companies, if they do recover these funds, intend to use the funds to pay
    dividends, repay indebtedness or fund general corporate purposes. Please tell us whether
    the recovery of the aggregate amount of these funds would have a material impact, and, if
    so, please consider including a risk factor related to the failure to recover the funds. In
    addition, please provide risk factor disclosure regarding the general risk that the Brazilian
    ANAC may not approve your requests for economic re-equilibrium under the concession
    agreements, or tell us why you do not believe that such risk is material.

Peruvian Proceedings, page 133

Unilateral Termination of the Kuntur Wasi Concession Agreement, page 133

6. Please disclose here the amount of damages you have claimed in connection with the
    Unilateral Termination of the Kuntur Wasi Concession Agreement.

Shareholders' Agreements, page 134

7. In response to prior comment 17, you discuss the governance rights set forth under the
    TA Shareholders Agreement. Please also address in your response the materiality of the
    TA Shareholders Agreement in the context of the transfer restrictions, drag-along rights,
    and purchase option described on page 134.

Regulatory and Concessions Framework, page 143

8. We note your response to our prior comment 19. Please revise to clarify the meaning of
    "economic equilibrium" and "economic and financial equilibrium" under your
    concession agreements in Argentina and Brazil.

9. We also note your disclosure under "Financial Projections" beginning on page 152,
    including your disclosure that under the AA2000 Concession Agreement, ORSNA must
    annually review the Financial Projection of Income and Expenses in order to verify and
    preserve the equilibrium of the variables on which it was originally based. However, we
    were not able to locate such provisions in the AA2000 Concession Agreement filed as
    Exhibit 10.2. Please advise. In addition, please revise to disclose any material terms of
    the agreement that set forth the "variables on which [the agreement] was based."

10. We note your disclosure that the AA2000 Concession Agreement was modified by the Final Memorandum of Agreement. However, we also note that you have not filed the Final Memorandum of Agreement as an exhibit. If you do not plan to file such agreement, please tell us why you do not believe that such agreement is required to be filed under Item 601 of Regulation S-K.

11. Please disclose the transfer restrictions set forth in Section 7.2 of the AA2000 Concession Agreement filed as Exhibit 10.2, or tell us why you do not believe that such restrictions are material.

12. We note the provisions in the AA2000 Concession Agreement filed as Exhibit 10.2 regarding your obligation to pay an annual royalty. However, it does not appear that you have disclosed such obligation. Please advise.

13. Please revise your disclosure on page 143 to explain when economic equilibrium may necessitate the extension of the term of the Brazilian Concession Agreements.

Background of Our Officers and Directors, page 213

14. We note your response to our prior comment 20 and reissue in part. We note that Eduardo Eurnekian is the chairman and/or director of various enterprises devoted to infrastructure. If his position at any of these enterprises presents a material risk of conflicts of interest due to competition of these enterprises with your business, please provide related risk factor disclosure.

Taxation, page 228

Luxembourg Tax Considerations, page 228

15. We note your disclosure that dividends paid by the company to shareholders are subject to a 15% or 17.65% Luxembourg withholding tax, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption. Please describe applicable provisions of any reciprocal tax treaties between the United States and Luxembourg, or provide a statement, if applicable, that there are no such treaties. Refer to Item 10.E of Form 20-F.

Financial Statements of A.C.I. Airports International S.àr.l.

Note 2. Basis of Presentation and Accounting Policies, page F-9

Restatement of Previously Issued Financial Statements, page F-10

16. In the table on page F-10 showing the effect of the restatement there is a column for each of 2016 and 2015 headed "Conversion adjustment." It appears amounts in these columns

        reflect the restatement effects for errors described in this section. If so, please revise the headings as appropriate. If in fact the amounts in these columns contain effects of the Conversion, please explain to us the amount of the adjustment made, what each adjustment represents and the basis for the adjustment.

Exhibits

17. We note that you have filed concession agreements as exhibits. Please ensure that you file complete versions of such agreements. For example, we note that it appears that you have omitted Exhibit 3 (Investment Plan) from the AA2000 Concession Agreement filed as Exhibit 10.2. Similarly, we note that it appears that you have omitted the annexes to the Brasilia Concession Agreement filed as Exhibit 10.3.

        You may contact Heather Clark at (202) 551-3624 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

        Sincerely,

        /s/ Laura Nicholson

        Laura Nicholson
        Special Counsel
        Office of Transportation and Leisure

cc: Marc Rossell
       Greenberg Traurig, LLP